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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                          Bryn Mawr Bank Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $1 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  117665-10-9
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                               Robert D. Denious
                            Drinker Biddle & Reath
1100 PNB Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107-3496
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                 March 2, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 117665-10-9                                    PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George W. Connell
- ------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3     SEC USE ONLY



- ------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       PF

- ------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [_]


- ------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          55,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          55,000
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH

- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      55,000
- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [_]



- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


      5.0%
- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*


      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.
- ------   -------------------

         This statement on Schedule 13D relates to the Common Stock, par value $1 per share (the "Shares"), of Bryn Mawr Bank Corporation, a Pennsylvania corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Item 2.  Identity and Background.
- ------   -----------------------

         This statement is filed by George W. Connell, a natural person and citizen of the United States whose current business address is Two Radnor Corporate Center, Suite 420, Radnor, Pennsylvania 19087-4599. Mr. Connell is presently employed by Rittenhouse Financial Services, Inc., a Delaware corporation ("RFS"), and serves as president, chief executive officer and chief investment officer of RFS. RFS and its affiliates provide investment advisory, brokerage and certain banking services to individuals and institutions. The address of RFS' principal executive offices is Two Radnor Corporate Center, Suite 420, Radnor, Pennsylvania 19087-4599. During the last five years, Mr. Connell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

         As of the date of this statement, Mr. Connell beneficially owns an aggregate of 55,000 Shares purchased for total consideration (including mark-ups) of $1,735,632. Mr. Connell acquired such Shares by using personal funds.

                                                               Page 4 of 5 Pages

Item 4.  Purpose of Transaction.
- ------   ----------------------

         The subject Shares of the Issuer have been acquired for investment purposes. Mr. Connell may dispose of Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. Mr. Connell may also acquire additional Shares in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

         Except as set forth above in this Item 4, Mr. Connell has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

         (a) As of the date of this statement, Mr. Connell beneficially owns 55,000 Shares, constituting 5.03% of the Issuer's issued and outstanding Shares, based upon an aggregate of 1,093,690 shares of Common Stock of the Issuer issued and outstanding (as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1994).

         (b) Mr. Connell has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the subject Shares.

         (c) During the past 60 days, Mr. Connell effected four transactions in the Shares. On January 6, 1995, Mr. Connell purchased in the open market 2,781 Shares for $32.50 per Share (including mark-ups) for a total consideration of $90,382.50. On February 14, 1995, Mr. Connell purchased 500 Shares in the open market for $32.875 per Share (including mark-ups) for a total consideration of $16,437.50. On February 24, 1995, Mr. Connell purchased 600 Shares in the open market for $32.75 per Share (including mark-ups) for a total consideration of $19,650. On March 2, 1995, Mr. Connell purchased 900 Shares in the open market for $33.25 per Share (including mark-ups) for a total consideration of $29,925.

         (d)  Not applicable.

         (e)  Not applicable.

                                                               Page 5 of 5 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
- ------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Not applicable.



Item 7.   Material To Be Filed as Exhibits.
- ------    --------------------------------

          Not applicable.



                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              /s/ George W. Connell
                              --------------------------------
March 8, 1995                 George W. Connell